"Exemption No. 82-3998

Melding til Oslo Børs

ORKLA

04054065

RECEIVED
2004 DEC 28 P 12:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tef.: +47 2305 5000
Ellen Ronæss, Orkla Shareholder Services, Tel: +47 2254 4430

Date: 13 Desember 2004

ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, has on 13 Desember 2004 bought 698,400 shares in Orkla ASA at a share price of NOK 192.5182.
After the transaction, Stein Erik Hagen and his close associates own 20,192,421 shares in Orkla ASA.

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